Orckit Communications Reports 2010 Third Quarter Results

TEL AVIV, Israel, November 8, 2010 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the third quarter and nine months ended September 30, 2010.

Revenues in the third quarter of 2010 were $4.7 million compared to $1.7 million in the previous quarter ended June 30, 2010 and $1.5 million in the comparable quarter last year. Net loss for the quarter ended September 30, 2010 was $6.0 million, or $(0.31) per share, compared to $7.7 million, or $(0.40) per share, for the previous quarter ended June 30, 2010 and $6.8 million, or $(0.41) per share, for the third quarter of 2009. Adjustments related to the valuation of the conversion terms of the Company’s convertible notes issued in March 2007 resulted in financial expense of $440,000 in the quarter ended September 30, 2010, $91,000 in the quarter ended June 30, 2010 and $453,000 in the quarter ended September 30, 2009.

Revenues for the nine months ended September 30, 2010 were $8.0 million compared to $9.7 million for the nine months ended September 30, 2009. Net loss for the nine months ended September 30, 2010 was $19.9 million, or $(1.07) per share, compared to $16.2 million, or $(0.98) per share, for the nine months ended September 30, 2009. Adjustments related to the valuation of the conversion terms of the Company’s convertible notes resulted in financial expense of $848,000 in the nine months ended September 30, 2010 and $1.3 million in the nine months ended September 30, 2009.

Results for the nine months ended September 30, 2010 include other income of $1.6 million as a result of the sale of an equity investment in the first quarter of 2010. Results for the nine months ended September 30, 2009 include financial income of $3.0 million resulting from the repurchase in the first quarter of 2009 of a portion of the Company's convertible notes.

Key highlights:
-	Achieved Technical Specification Evaluation Certificate from BSNL for the CM-4000 platform;

-
Received a multi-million dollar follow on order – the first order through Alphion and ITI, Orckit’s second channel supplying the BSNL nationwide broadband network in India – for the immediate delivery of CM-4000 products;

-	Announced an agreement with Technoserv one of the largest Russian company dedicated to system integration, IT-services and engineering facilities;

-	Started shipments to two new customers in Europe during the third quarter; and

-	Expects significant quarter-over-quarter revenue growth in the fourth quarter compared to both the third quarter of 2010 and the fourth quarter of 2009, with increasing visibility into 2011.

“There are several key elements that have been steadily coming together over the past year that have enabled Orckit to report considerably improved revenues.  Visibility into our core markets has also increased accordingly,” said Mr. Izhak Tamir, Chairman and President of Orckit.

Mr. Tamir continued, “The groundwork that we have built to establish Orckit in high-growth markets is producing results.  India is shaping up to become a growth engine.  We recently received a multi-million dollar follow on order through our partnership with Alphion ITI for the immediate delivery of our products to support BSNL’s large scale network deployment in India that is based on GPON and Carrier Ethernet technologies.  Our sales strategy and marketing efforts in other high-growth markets are also proving to be successful.  We started shipments to two new customers in Europe, bringing our customer base to nearly 20. Equally important, the composition of this customer base is a healthy mix of both Tier 1 and Tier 2 customers.  These achievements are a strong indication that our strategy to build a sustainable global presence is gaining momentum. ”

”With execution of our strategy moving forward as we have planned, I am pleased to provide fourth quarter estimates. We expect revenues of $6 to $7 million in the fourth quarter, which is an increase both sequentially and year-over-year. As a result of the increase in revenues, we expect our cash burn rate to be lower. Rising demand for more bandwidth to support new and ever evolving applications and mobile devices, combined with the need for telecoms to upgrade outdated equipment while maintaining older protocols, have increased customer interest in our CM-4000 portfolio. We have the first mover-advantage in the market to meet this need, and our technology is recognized as providing top quality, cost-effective and scalable solutions. We believe the growth that we have started to experience is sustainable and we look forward to reporting our progress,” Mr. Tamir concluded.

Conference Call

Orckit Communications will host a conference call on November 8, 2010, at 9:00 a.m. ET. The call can be accessed by dialing 1-877- 316-9044 (United States) and 1-706- 634-2329 (International). Please utilize the code 15746499. A replay of the call will be available at www.orckit.com. A dial-in replay of the call will be also available through December 8, 2010 at 11:59 p.m. at 1-800- 642-1687 (United States) and 1-706-645-9291 (International). To access this replay, enter the following code: 15746499.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent’s product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.

Orckit was founded in 1990 and went public in 1996. Orckit is listed on both NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

TABLES TO FOLLOW

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	September 30	December 31
	2010	2009
ASSETS
Current assets:
Cash and short term marketable securities	$19,698	$31,427
Trade receivables	4,138	458
Other receivables	4,102	1,145
Inventories	2,975	2,702
	______	______
Total current assets	30,913	35,732

Long term marketable securities	13,858	15,916
Severance pay fund	3,384	3,294
Property and equipment, net	1,071	1,103
Deferred issuance costs, net	308	312
	______	______
Total assets	$49,534	$56,357
	======	======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Trade payables	$2,982	$4,454
Accrued expenses and other payables	7,630	6,976
Deferred income	1,532	1,371
	______	______
Total current liabilities	12,144	12,801

Long term liabilities :

Convertible subordinated notes	25,158	24,035
Adjustments due to convertible notes conversion terms	(1,401)	(2,039)
Convertible subordinated notes, net	23,757	21,996

Accrued severance pay and other	4,330	4,096
	______	______
	28,087	26,092

Total liabilities	40,231	38,893

Shareholders' equity	9,303	17,464
	______	______
Total liabilities and shareholders' equity	$49,534	$56,357
	======	======

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Revenues	$ 4,692	$ 1,491	$ 7,987	$ 9,697

Cost of revenues	2,955	1,116	5,383	6,135
	______	______	______	______
Gross profit	1,737	375	2,604	3,562

Research and development expenses, net	3,476	3,357	10,827	10,158

Selling, marketing general and administrative expenses	4,005	3,817	12,056	12,057
	______	______	______	______
Total operating expenses	7,481	7,174	22,883	22,215
	______	______	______	______
Operating loss	(5,744)	(6,799)	(20,279)	(18,653)

Financial income (expenses), net	181	443	(350)	3,718
Adjustments due to convertible notes conversion terms	(440)	(453)	(848)	(1,269)
Total financial income (expense), net	(259)	(10)	(1,198)	2,449

Other income	0	0	1,624	0
	______	______	______	______

Net loss	$ (6,003)	$ (6,809)	$ (19,853)	$ (16,204)
	======	======	======	======
Net loss per share - basic	$ (0.31)	$ (0.41)	$ (1.07)	$ (0.98)
	======	======	======	======
Net loss per share - diluted	$ (0.31)	$ (0.41)	$ (1.07)	$ (0.98)
	======	======	======	======
Weighted average number of shares outstanding - basic	19,580	16,514	18,516	16,456
	======	======	======	======
Weighted average number of shares outstanding - diluted	19,580	16,514	18,516	16,456
	======	======	======	======